Filed pursuant to Rule 433
January 25, 2007
Relating to Preliminary Pricing Supplement
No. 192 dated January 25, 2007 to
Registration Statement No. 333-131266

Structured Investments
Opportunities in Currencies

February 2007

“BRIC” Currency-Linked Capital-Protected Notes due August 28, 2009

Based on the Performance of a Basket of Four Currencies Relative to the U.S. Dollar
Brazil + Russia + India + China

The “BRIC” Currency-Linked Capital-Protected Notes due August 28, 2009 (the “Notes”), issued by Morgan Stanley, provide investors with direct exposure to an equal-weighted basket of currencies (the “BRIC Basket”) that measures the combined performance of the currencies in the BRIC Basket relative to the U.S. dollar with no downside risk to principal. If at maturity the BRIC Basket has strengthened relative to the U.S. dollar (i) at all, you will receive at least $150, (ii) by more than 15%, you will receive at least $300 or (iii) by more than 30%, you will receive an amount that will be greater than $300 by an amount that is proportional to the appreciation of the BRIC Basket, in addition to the return of your principal at maturity. If the BRIC Basket weakens or does not strengthen relative to the U.S. dollar, you will receive only the principal amount at maturity. There will be no interest payments on the Notes.

S U M M A R Y T E R M S
Issued By:	Morgan Stanley
Issue Price:	$1,000
Stated Principal Amount:	$1,000
Expected Pricing Date:	February __, 2007
Expected Settlement Date:	February __, 2007
Maturity:	August 28, 2009
Principal Protection:	100%
Participation Rate:	100%
Interest:	None
BRIC Basket:	BRIC Basket Currencies	Weighting
	Brazilian real (“BRL”)	25%
	Russian ruble (“RUB”)	25%
	Indian rupee (“INR”)	25%
	Chinese renminbi (“CNY”)	25%
Maturity Redemption Amount:	$1,000 + Supplemental Redemption Amount (if any)
Supplemental Redemption Amount:	■ If the BRIC Basket Performance is less than, or equal to, zero, $0; or
■ If the BRIC Basket Performance is greater than zero and less than, or equal to, 15%, $150; or
■ If the BRIC Basket Performance is greater than 15%, the greater of:
(i) $300; and
(ii) $1,000 times (x) the BRIC basket performance times (y) 100% (the participation rate)
BRIC Basket Performance:	Sum of the weighted Performance Values of each of the BRIC Basket Currencies
Performance Value:	[(Initial Exchange Rate / Final Exchange Rate) - 1] x Weighting
Initial Exchange Rate:	The Exchange Rate on the Pricing Date
Final Exchange Rate:	The Exchange Rate on the Valuation Date
Exchange Rate:	With respect to each BRIC Basket Currency, the rate for conversion of such BRIC Basket Currency into U.S. dollars as determined by reference to the applicable Reuters Page described herein
Valuation Date:	August 19, 2009

YOU SHOULD READ THIS DOCUMENT TOGETHER WITH THE PRELIMINARY PRICING SUPPLEMENT DESCRIBING THIS OFFERING, AND THE RELATED PROSPECTUS SUPPLEMENT AND PROSPECTUS, EACH OF WHICH CAN BE ACCESSED VIA THE HYPERLINKS BELOW, BEFORE YOU DECIDE TO INVEST.

Preliminary Pricing Supplement No. 192, dated January 25, 2007
Prospectus Supplement dated January 25, 2006
Prospectus dated January 25, 2006

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

“BRIC” Currency-Linked Capital-Protected Notes due August 28, 2009

Investment Overview

The “BRIC” Currency-Linked Capital-Protected Notes due August 28, 2009 (the “Notes”), issued by Morgan Stanley, provide investors with an opportunity to gain direct exposure to a diverse basket of currencies with no downside risk to principal.

If at maturity, the equally-weighted basket of currencies (the “BRIC Basket”) has appreciated at all relative to the U.S. dollar, the investment will return a minimum of 15% in addition to protected principal. If the BRIC Basket has appreciated by greater than 15% but not more than 30%, the investment will return 30% in addition to protected principal. If the BRIC Basket has appreciated by greater than 30%, the investment return is 1:1 upside participation (e.g. a 35% appreciation will return 100% of principal plus 35% at maturity). If the BRIC Basket has not appreciated or has depreciated, the investment will return Par at maturity. There will be no interest payments on the Notes.

Maturity:	2.5 Years

Protection at Maturity:	100%

Payment at Maturity:	(i)	If the BRIC Basket appreciates at all ð 15% return

	(ii)	If the BRIC Basket appreciates more than 15% ð 30% return

	(iii)	If the BRIC Basket appreciates by more than 30% ð100% of the positive performance of the BRIC Basket

	(iv)	If the BRIC Basket does not appreciate or depreciates ðPar

Basket Overview

BRIC Basket Currency	Weightings	Reuters Page
Brazilian real (“BRL”)	25%	BRFR
Russian ruble (“RUB”)	25%	EMTA
Indian rupee (“INR”)	25%	RBIB
Chinese renminbi (“CNY”)	25%	SAEC

How Do Currency Exchange Rates Work?

■	Currency exchange rates reflect the amount of one currency that can be exchanged for another currency.

■	The BRIC Basket represents the combined performance of the exchange rates of the BRIC Basket Currencies from the Pricing Date to the Valuation Date, each of which reflects the rate of conversion of that currency into USD.

■

A decrease in an exchange rate means that the relevant BRIC Basket Currency has appreciated / strengthened relative to the USD. This means that it takes fewer of the relevant BRIC Basket Currency to purchase one (1) USD on the Valuation Date than it did on the Pricing Date. For example, below, BRL has strengthened relative to the USD by 15%:

Pricing Date = 2.1339 BRL / 1 USD and Valuation Date = 1.8556 BRL / 1 USD

■

An increase in an exchange rate means that the relevant BRIC Basket Currency has depreciated / weakened relative to the USD. This means that it takes more of the relevant BRIC Basket Currency to purchase one (1) USD on the Valuation Date than it did on the Pricing Date. For example, below, INR has weakened relative to the USD by approximately 8.8%:

Pricing Date = 44.0150 INR / 1 USD and Valuation Date = 48.2650 INR / 1 USD

Actual exchange rates on the Pricing Date will vary.

February 2007	Page 2

“BRIC” Currency-Linked Capital-Protected Notes due August 28, 2009

Key Benefits

Exposure to currencies is a component of portfolio diversification. Investors who believe they have underweight exposure to currencies or those concerned about the risks associated with investing in currencies can use the Notes to gain exposure to the BRIC Basket Currencies while protecting 100% of principal at maturity.

Leverage	Minimum 15% Return if the BRIC Basket has Appreciated at All
Performance	Minimum 30% Return if the BRIC Basket has Appreciated by Greater Than 15%
Uncapped 1:1 Upside Participation (100%) in any BRIC Basket Appreciation Greater Than 30%

Protect Principal Access

100% Principal Protection at Maturity Regardless of the Performance of the BRIC Basket

Exposure to an Equally-Weighted and Diversified Basket of Four Currencies Portfolio Diversification from Traditional Fixed Income/Equity Investments

Summary of Selected Key Risks (see page 11)

■	No Interest Payments and Possibility of No Return

■	Currency Exchange Risk

■	Government Intervention Could Materially and Adversely Affect the Value of the Notes

■	Many Unpredictable Factors Will Affect the Value of the Notes

■	Changes in the Value of One or More of the BRIC Basket Currencies May Offset Each Other

■	The Inclusion of Commissions and Projected Profit from Hedging in the Original Issue Price is Likely to Adversely Affect Secondary Market Prices

■	Economic Interests of the Calculation Agent May Be Potentially Adverse to the Investors

■	Issuer Credit Ratings May Affect the Market Value

■	Secondary Trading May Be Limited and You Could Receive Less Than Par if You Try to Sell Your Notes Prior to Maturity

Suitability

The Notes May be Suitable for Investors Who:

■	Do Not Require Current Income / Coupon Payments

■	Are Capable of Understanding the Complexities / Risks Specific to the Notes, and Specifically, the BRIC Basket Currencies

■	Are Willing to Receive No Return on the Notes Should the BRIC Basket Depreciate or Not Appreciate

February 2007	Page 3

“BRIC” Currency-Linked Capital-Protected Notes due August 28, 2009

Fact Sheet

The Notes offered are senior unsecured obligations of Morgan Stanley, will pay no interest, and have the terms described in the preliminary pricing supplement, the prospectus supplement and the prospectus. At maturity, an investor will receive for each $1,000 Stated Principal Amount of Notes that the investor holds, the $1,000 Stated Principal Amount, as well as the potential for appreciation based on whether the BRIC Basket has appreciated relative to the U.S. dollar at the valuation date.

Expected Key Dates
Pricing date:	Original issue date (Settlement date):	Maturity date:
February __, 2007	February __, 2007	August 28, 2009

Key Terms
Issuer:	Morgan Stanley
BRIC Basket:	BRIC Basket Currencies	Weighting
	Brazilian real (“BRL”)	25%
	Russian ruble (“RUB”)	25%
	Indian rupee (“INR”)	25%
	Chinese renminbi (“CNY”)	25%
Issue Price:

$1,000 per Note.

The Notes will be issued at $1,000 per Note and the agent’s commissions will be $20 per Note; provided that the price to public and the agent's commissions for any single transaction to purchase between $1,000,000 to $2,999,999 principal amount of Notes will be $996.25 per Note and $16.25 per Note, respectively, for any single transaction to purchase between $3,000,000 to $4,999,999 principal amount of Notes will be $994.375 per Note and $14.375 per Note, respectively, and for any single transaction to purchase $5,000,000 or more principal amount of Notes will be $992.50 per Note and $12.50 per Note, respectively. Selling concessions allowed to dealers in connection with the offering may be reclaimed by the agent, if, within 30 days of the offering, the agent repurchases the Notes distributed by such dealers.

Stated Principal Amount:	$1,000
Interest:	None
Maturity Redemption Amount:	$1,000 principal amount plus the Supplemental Redemption Amount
Supplemental Redemption Amount:	■	If the BRIC Basket Performance is less than, or equal to, zero, $0; or
	■	if the BRIC Basket Performance is greater than zero and less than, or equal to, 15%, $150; or
	■	If the BRIC Basket Performance is greater than 15%, the greater of:
(i) $300; and
(ii) $1,000 times (x) the BRIC basket performance times (y) 100% (the participation rate)
BRIC Basket Performance:

Sum of the weighted performance values (i.e., percentage appreciation or depreciation) of each of the BRIC Basket Currencies as determined by the following formula:

[(Initial BRL Exchange Rate / Final BRL Exchange Rate) - 1] x 25%, plus
[(Initial RUB Exchange Rate / Final RUB Exchange Rate) - 1] x 25%, plus
[(Initial INR Exchange Rate / Final INR Exchange Rate) - 1] x 25%, plus
[(Initial CNY Exchange Rate / Final CNY Exchange Rate) - 1] x 25%

A depreciation of one or more BRIC Basket Currencies will partially or wholly offset any appreciation in any of the other BRIC Basket Currencies such that the BRIC Basket Performance as a whole may be less than or equal to zero, in which case you will only receive your principal back at maturity.

Initial Exchange Rate:	The Exchange Rate as posted on the applicable Reference Source on the Pricing Date
Final Exchange Rate:

The Exchange Rate as posted on the applicable Reference Source on the Valuation Date

For a description of how the Final Exchange Rate will be determined if the applicable Reference Source is unavailable and in certain other circumstances, please see “Description of Notes – Exchange Rate” and “– Price Materiality Event” in the Preliminary Pricing Supplement.

Exchange Rate:	With respect to each BRIC Basket Currency, the rate for conversion of such BRIC Basket Currency into U.S. dollars as determined by reference to the applicable Reference Source.
Reference Source:	Reuters Page: BRL: BRFR RUB: EMTA INR: RBIB CNY: SAEC
Valuation Date:	August 19, 2009

February 2007	Page 4

“BRIC” Currency-Linked Capital-Protected Notes due August 28, 2009

General Information
Listing: CUSIP: Minimum Ticketing Size: Tax Consideration:

None

617446C98

$1,000 / 1 Note

The Notes will be treated as “contingent payment debt instruments” for U.S. federal income tax purposes, as described in the section of the accompanying prospectus supplement called “United States Federal Taxation — Tax Consequences to U.S. Holders — Notes — Optionally Exchangeable Notes.” Under this treatment, if you are a U.S. taxable investor, you will generally be subject to annual income tax based on the “comparable yield” (as defined in the accompanying prospectus supplement) of the Notes, regardless of whether any stated interest is payable on the Notes. In addition, any gain recognized by U.S. taxable investors on the sale or exchange, or at maturity, of the Notes generally will be treated as ordinary income. If the Notes were priced on January 22, 2007, the “comparable yield” would be a rate of 5.1975% per annum compounded semi-annually; however, the final comparable yield will be determined on the pricing date and may be different than the comparable yield set forth above. Based on the comparable yield set forth above, the “projected payment schedule” for a Note (assuming an issue price of $1,000) consists of a projected amount equal to $1,136.7096 due at maturity. The actual comparable yield and the projected payment schedule of the Notes will be updated in the final pricing supplement. You should read the discussion under “Description of Notes — United States Federal Income Taxation” in the accompanying prospectus supplement concerning the U.S. federal income tax consequences of investing in the Notes.

The comparable yield and the projected payment schedule are not provided for any purpose other than the determination of U.S. Holders’ accruals of OID and adjustments in respect of the Notes, and we make no representation regarding the actual amounts of payments that will be made on a Note.

If you are a non-U.S. investor, please also read the section of the accompanying prospectus supplement called “Description of Notes — United States Federal Income Taxation — Non-U.S. Holders.”

You are urged to consult your own tax advisors regarding all aspects of the U.S. federal income tax consequences of investing in the Notes as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

Trustee: Underwriter: Calculation Agent: Payment Currency: Contact:

The Bank of New York (as successor Trustee to JPMorgan Chase Bank, N.A.)

Morgan Stanley and Co. Incorporated

Morgan Stanley Capital Services Inc. (“MSCS”)

USD

You may contact your local Morgan Stanley branch office or our principal executive offices at 1585 Broadway, New York, New York, 10036 (telephone number (866) 477-4776 / (914) 225 7000)

This offering summary represents a summary of the terms and conditions of the Notes. We encourage you to read the preliminary pricing supplement, prospectus supplement and prospectus related to this offering which can be accessed via the hyperlinks on the front page of this document.

February 2007	Page 5

“BRIC” Currency-Linked Capital-Protected Notes due August 28, 2009

Payment at Maturity

At maturity, investors receive (i) $1,000 + (ii) Supplemental Redemption Amount

If the BRIC Basket Performance is:	The Supplemental Redemption Amount will be:
Less than or equal to zero	$0 – Investors will only receive par at maturity
Greater than zero but less than or equal to 15%	$150 – Investors receive positive performance of 15%
Greater than 15% but less than or equal to 30%	$300 – Investors receive positive performance of 30%
Greater than 30%	$1,000 * BRIC Basket Performance * 100%

Best Case	The BRIC Basket appreciates by more than 15% and the investment returns a minimum
Scenario	of 130% of par with the potential for a greater return.

Worst Case	The BRIC Basket depreciates and the Notes redeem for par at maturity. This assumes
Scenario	the investment is held to maturity.

Note:

The potential for a greater return exists if the BRIC Basket appreciates by more than 30%. For example, if the BRIC Basket Performance is 35%, you would receive a 35% return on the investment.

There is no cap on upside participation. You will receive 100% of any BRIC Basket appreciation above 30%, at least a 30% return if the Basket Performance is greater than 15% and at least a 15% return if the Basket Performance is greater than zero.

If the BRIC Basket Performance at maturity is zero or negative, you will only receive par at maturity.

See “Hypothetical Payout on the Notes” for examples of how to calculate the Payment at Maturity.

February 2007	Page 6

“BRIC” Currency-Linked Capital-Protected Notes due August 28, 2009

Potential Payouts on the Notes and Equivalent Annual Returns

Hypothetical BRIC Basket Performance	Payment at Maturity (% of Principal)	Equivalent Annualized Return*
40%	140%	13.92%
35%	135%	12.37%
30%	130%	10.77%
25%	130%	10.77%
20%	130%	10.77%
15.01%	130%	10.77%
15%	115%	5.67%
10%	115%	5.67%
5%	115%	5.67%
0.01%	115%	5.67%
0.00%	100%	0.00%
-5.00%	100%	0.00%
-10.00%	100%	0.00%
-15.00%	100%	0.00%
-20.00%	100%	0.00%

*The Equivalent Annualized Returns specified in this column are calculated on a semiannual bond equivalent basis and assume an investment term approximately equivalent to the term of the Notes.

If the BRIC Basket Performance is greater than zero, you will always receive at least $1,150 per Note. If the BRIC Basket Performance is greater than 15%, you will always receive at least $1,300 per Note with the potential for a greater than 30% return if the BRIC Basket has appreciated by more than 30%.

If the BRIC Basket Performance is equal to or less than zero, you will not receive a Supplemental Redemption Amount and will only receive the $1,000 principal amount per Note at maturity.

February 2007	Page 7

“BRIC” Currency-Linked Capital-Protected Notes due August 28, 2009

Hypothetical Payout on the Notes

The following hypothetical examples are provided for illustrative purposes only. Actual results will vary.

Below is one full example of how to calculate the Payment at Maturity based on the hypothetical data in the table below. In addition, below are the three Payment at Maturity examples.

		Hypothetical	Hypothetical
BRIC Basket Currency	Weighting	Initial Exchange Rate	Final Exchange Rate

Brazilian real (“BRL”)	25%	2.1360	1.7800
Russian ruble (“RUB”)	25%	26.5397	29.4886
Indian rupee (“INR”)	25%	44.1700	36.8083
Chinese renminbi (“CNY”)	25%	7.7743	8.6381

BRIC Basket Performance = Sum of Performance Values

[(Initial BRL Exchange Rate / Final BRL Exchange Rate) – 1] x 25%, plus
[(Initial RUB Exchange Rate / Final RUB Exchange Rate) – 1] x 25%, plus
[(Initial INR Exchange Rate / Final INR Exchange Rate) – 1] x 25%, plus
[(Initial CNY Exchange Rate / Final CNY Exchange Rate) – 1] x 25%

So, using the hypothetical exchange rates above:

[(2.1360 / 1.7800) -1] x 25% = 5% plus
[(26.5397 / 29.4886) -1] x 25% = - 2.5% plus
[(44.1700 / 36.8083) -1] x 25% = 5% plus
[(7.7743 / 8.6381) -1] x 25% = - 2.5%
BRIC Basket Performance = 5%

The BRIC Basket Performance may be equal to zero or less than zero even though one or more BRIC Basket Currencies has strengthened relative to the USD over the term of the Notes as this strengthening may be moderated, or wholly offset, by the weakening or lesser strengthening relative to the USD of one or more of the other BRIC Basket Currencies. In this example, the appreciation of the Brazilian real and the Indian rupee is moderated by the depreciation of the other two currencies in the basket.

February 2007	Page 8

“BRIC” Currency-Linked Capital-Protected Notes due August 28, 2009

SCENARIO #1

BRIC Basket Performance is Positive but Less than or Equal to 15%. Investors Receive a 15% Return.

     Hypothetical BRIC Basket Performance = 5%

     Supplemental Redemption Amount = $150

Because the BRIC Basket Performance is positive but less than 15%, you would receive a Supplemental Redemption Amount of $150. The total payment at maturity per Note would be $1,150, which is the sum of the $1,000 principal amount per Note and a Supplemental Redemption Amount of $150.

SCENARIO #2

BRIC Basket Performance is Greater than 15% but Less than or Equal to 30%. Investors Receive a 30% Return.

     Hypothetical BRIC Basket Performance = 16%

     Supplemental Redemption Amount = greater of:

    $300; and
    $1,000 x BRIC Basket Performance x Participation Rate
    = $1,000 x 16% x 100% = $160

Because the BRIC Basket Performance is greater than 15% and less than or equal to 30%, you would receive a Supplemental Redemption Amount of $300. The total payment at maturity per Note would be $1,300, which is the sum of the $1,000 principal amount per Note and a Supplemental Redemption Amount of $300.

SCENARIO #3

BRIC Basket Performance is Positive and Greater than 30%. Investors Receive Greater than 30% Return.

     Hypothetical BRIC Basket Performance = 35%

     Supplemental Redemption Amount = greater of:

    $300; and
    $1,000 x BRIC Basket Performance x Participation Rate
    = $1,000 x 35% x 100% = $350

Because the BRIC Basket Performance is greater than 30%, you would receive a Supplemental Redemption Amount that is greater than $300. The total payment at maturity per Note would be $1,350, which is the sum of the $1,000 principal amount per Note and a Supplemental Redemption Amount of $350.

SCENARIO #4

BRIC Basket Performance is 0% or Negative. Investors Only Receive Par at Maturity.

     Hypothetical BRIC Basket Performance = -5%

     Supplemental Redemption Amount = $0

Because the BRIC Basket Performance is less than (or equal to) 0%, the Supplemental Redemption Amount will be $0 and the total payment at maturity per Note would only equal the $1,000 principal amount per Note.

February 2007	Page 9

“BRIC” Currency-Linked Capital-Protected Notes due August 28, 2009

Historical Information

The first four graphs below present each BRIC Basket Currency’s exchange rate performance relative to the U.S. dollar for the period from January 1, 2002 through January 22, 2007 and the final graph sets forth the historical performance of the BRIC Basket relative to the U.S. dollar for such period and illustrates the effect of the offset and/or correlation among the BRIC Basket Currencies during such period. We obtained the information in the graphs from Bloomberg Financial Markets (“Bloomberg”), without independent verification. We will not use Bloomberg to determine the applicable Exchange Rates. The historical exchange rates of the BRIC Basket Currencies and the historical performance of the BRIC Basket set forth below should not be taken as an indication of future performance.

February 2007	Page 10

“BRIC” Currency-Linked Capital-Protected Notes due August 28, 2009

Selected Risk Factors

The Notes are financial instruments that are suitable only for investors who are capable of understanding the complexities and risks specific to the Notes. Accordingly, you should consult your own financial and legal advisors as to the risks entailed by an investment in the Notes and the suitability of such Notes in light of your particular circumstances. The Notes are not secured debt and investing in the Notes is not equivalent to investing directly in the BRIC Basket Currencies. The following is a non-exhaustive list of certain key considerations for investors in the Notes. For a complete list of considerations and risk factors, please see the Prospectus, Prospectus Supplement and Preliminary Pricing Supplement. You should carefully consider whether the notes are suited to your particular circumstances before you decide to purchase them.

■	No interest payments and possibility of no return. The terms of the Notes differ from ordinary debt securities in that no interest will be paid. Because the Supplemental Redemption Amount is variable and may equal zero, the overall return on the Notes may be less than the amount that would be paid on an ordinary debt security of comparable maturity.

■	Currency exchange risk. Fluctuations in the exchange rates between the USD and the BRIC Basket Currencies will affect the value of the Notes. Exchange Rate movements for a particular currency are volatile and are the result of numerous factors specific to that country including the supply of, and the demand for, those currencies, as well as government policy, intervention or actions, but are also influenced significantly from time to time by political or economic developments, and by macroeconomic factors and speculative actions related to each region. Changes in exchange rates result over time from the interaction of many factors directly or indirectly affecting economic and political conditions in the related countries. Of particular importance to potential currency exchange risk are: (i) rates of inflation; (ii) interest rate levels; (iii) balance of payments; and (iv) the extent of governmental surpluses or deficits in the relevant foreign country and the U.S. All of these factors are in turn sensitive to the monetary, fiscal and trade policies pursued by the governments of various countries and the U.S. and other countries important to international trade and finance. A weakening in the exchange rate of any of the BRIC Basket Currencies relative to the USD may have a material adverse effect on the value of the Notes and the return on an investment in the Notes.

■	Government intervention could materially and adversely affect the value of the Notes. Foreign exchange rates can be fixed by the sovereign government, allowed to float within a range of exchange rates set by the government, or left to float freely. Governments, including those issuing the BRIC Basket Currencies, use a variety of techniques, such as intervention by their central bank or imposition of regulatory controls or taxes, to affect the exchange rates of their respective currencies. They may also issue a new currency to replace an existing currency, fix the exchange rate or alter the exchange rate or relative exchange characteristics by devaluation or revaluation of a currency. Thus, a special risk in purchasing the Notes is that their trading value and amount payable could be affected by the actions of sovereign governments, fluctuations in response to other market forces and the movement of currencies across borders.

■	Many unpredictable factors will affect the value of the Notes. These include: (i) interest rate levels; (ii) volatility of the BRIC Basket Currencies; (iii) geopolitical conditions and economic, financial; regulatory, political, judicial or other events that affect foreign exchange markets; (iv) the time remaining to the maturity; (v) availability of comparable instruments; (vi) intervention by the governments of the related BRIC Basket Currencies; and (vii) the issuer’s creditworthiness. In addition, currency markets are subject to temporary distortions or other disruptions due to various factors, including lack of liquidity, participation of speculators and government intervention. As a result, the market value of the Notes will vary and sale of the Notes prior to maturity may result in a loss.

February 2007	Page 11

“BRIC” Currency-Linked Capital-Protected Notes due August 28, 2009

■	Changes in the value of one or more of the BRIC Basket Currencies may offset each other. A decrease in the value of one or more of the BRIC Basket Currencies may wholly or partially offset any increase in the other BRIC Basket Currencies.

■	The inclusion of commissions and projected profit from hedging in the original issue price is likely to adversely affect secondary market prices. Assuming no change in market conditions or any other relevant factors, the price, if any, at which Morgan Stanley is willing to purchase Notes in secondary market transactions will likely be lower than the original issue price, since the original issue price will include, and secondary market prices are likely to exclude, commissions paid with respect to the Notes, as well as the projected profit included in the cost of hedging its obligations under the Notes. In addition, any such prices may differ from values determined by pricing models used by Morgan Stanley, as a result of dealer discounts, mark-ups or other transaction costs.

■	Economic interests of the Calculation Agent may be potentially adverse to the investors. The calculation agent is an affiliate of the Issuer. Any determinations made by the Calculation Agent may affect the payout to you at maturity.

■	Issuer’s credit ratings may affect the market value. Investors are subject to the credit risk of the Issuer. Any decline in the Issuer’s credit ratings may affect the market value of the Notes.

■	Secondary trading may be limited. The Notes will not be listed on any securities exchange and there may be little or no secondary market. Even if there is a secondary market, it may not provide enough liquidity to allow you to sell the Notes easily or at a price that you desire. Morgan Stanley currently intends to act as a market maker for the Notes but is not required to do so.

February 2007	Page 12